 1-A/A LIVE 0001652212 XXXXXXXX 024-10484 Luna Azul Development Fund, LLC DE 2014 0001652212 6552 47-2290883 0 0 14550 N. Frank Lloyd Wright Blvd. Suite 200 Scottsdale AZ 85260 206-310-9034 Mark Roth Other 3000.00 0.00 0.00 86703.00 89703.00 16393.00 0.00 16393.00 73310.00 89703.00 0.00 45643.00 0.00 -45643.00 0.00 0.00 Haskell & White LLP Class A Units 5 000000000 None None 0 000000000 None None 0 000000000 None true true Tier2 Audited Other(describe) Class A Units of Limited Liability Company Membership Interest Y N N Y N N 200 5 25000.00 5000000.00 0.00 0.00 0.00 5000000.00 n/a 0.00 n/a 0.00 n/a 0.00 n/a 4000.00 n/a 1000.00 n/a 0.00 n/a 0.00 4970000.00 Estimated net proceeds reflect deduction of $25,000 as estimate of filing, printing and marketing expenses. true AZ CA CO FL WA Luna Azul Development Fund, LLC 8 Percent Preferred Profit Participating Class A Units 5 0 $125,000 Section 4.2 of Securities Act of 1933